[redacted]

11022088

KW 7/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
JUN 29 2011
WASH, DC
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2010 (MM/DD/YY) AND ENDING April 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Tree Securities, Inc

OFFICIAL USE ONLY
18126
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1840 Holmes Street
(No. and Street)

Livermore	CA	94550
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Godinez, Chief Executive Officer (415) 245-0570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

KW 7/15

OATH OR AFFIRMATION

I, David Godinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Tree Securities, Inc., as of April 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

VIMAL P. SOLANKI
Commission # 1756350
Notary Public - California
Alameda County
My Comm. Expires Aug 8, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***David Godinez***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of June, 2011

at Livermore, California

David Godinez, Chief Compliance Officer
Oak Tree Securities, Inc.

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2011

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd. Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Oak Tree Securities, Inc.
Livermore, California

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. as of April 30, 2011 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 22, 2011
Walnut Creek, CA

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2011

ASSETS

Cash in bank	$ 108,620
Deposits with clearing broker	17,314
Total cash	125,934
Commissions receivable	41,880
Rep receivables	10,612
Other receivables	3,220
Prepaid expenses	3,392
Total assets	$ 185,038

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 1,382
Commissions payable	14,096
Deferred income tax liabilities	9,822
Current income tax liabilities	10,908
Total liabilities	36,208

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock:	
Class A 100,000 shares authorized, 1,000 shares issued	100
Class B, 100,000 shares authorized, 240 shares issued	6,000
Paid-in capital	26,862
Retained earnings	115,868
Total shareholders' equity	148,830
Total liabilities and shareholders' equity	$ 185,038

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended April 30, 2011

Revenue	
Fees and commissions earned	$ 1,114,145
Interest and other income, including reimbursements	1,678
Total revenues	1,115,823
Commission and brokerage expense	882,396
Gross profit	233,427
Expenses	
Clearing charges	36,256
Rent	3,132
Telephone and communication	2,488
Professional fees	68,504
Office expense	2,994
Outside services	9,449
Printing and delivery	1,553
Due diligence	6,746
Meals and seminars	13,600
Other	1,436
Total expenses	146,158
Income before income tax expense	87,269
Income tax expense:	
Current - California	4,432
Current - Federal	7,276
Deferred tax increase - Federal/California	8,640
Total income tax expense	20,348
Net income	$ 66,921

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended April 30, 2011

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings	Total
Balance - April 30, 2010	$ 100	$ 7,000	$ 32,163	$ 48,947	$ 88,210
Dividends declared	-	-	-	-	-
Capital contribution	-	-	-	-	-
Stock buyback	-	(1,000)	(5,301)	-	(6,301)
Net income	-	-	-	66,921	66,921
Balance - April 30, 2011	$ 100	$ 6,000	$ 26,862	$ 115,868	$ 148,830

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
For the Year Ended April 30, 2011

Cash flows from operating activities:	
Net income	$ 66,921
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	
Changes in operating assets and liabilities:	
Increase in commissions receivable	(7,317)
Increase in representative receivables	(8,344)
Increase in other receivables	(3,220)
Increase in prepaid expenses	(3,392)
Decrease in commissions and accounts payable	(15,025)
Increase in income taxes payable	7,790
Increase in deferred taxes payable	8,640
Net cash provided by operating activities	46,053
Cash flows from financing activities:	
Retirement of shares	(6,301)
Net cash used in financing activities	(6,301)
Net increase in cash	39,752
Cash at beginning of year	68,868
Cash at end of year	$ 108,620

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Notes to Financial Statements
April 30, 2011

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $250,000 each. An additional deposit was maintained with a clearing broker, which is insured by SPIC.

Investments

When the company has firm investments in various equity securities, they are carried at fair value.

Income taxes

When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and the reported amounts in the financial statements brought about because the Company files income tax returns on the cash basis.

Depreciation

Furniture and equipment were depreciated on a straight-line basis over five years and fully depreciated at April 30, 2011.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.20 to 1 at April 30, 2011. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2011, the Company had net capital as defined of $131,568, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Commitment

The Company has a one-year commitment of $5,000 per month, which was renewed on January 1, 2011, for management services.

5. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes; and uses the accrual method of accounting for financial statements. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which is not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income.

5. Income Taxes (continued)

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Total
Net income before income taxes	$ 87,269	$ 87,269	
Less prior year California Franchise Tax	-	(1,624)	
Deductions not allowable	160	160	
Deferred tax items:			
Increase in accounts receivable	(18,879)	(18,879)	
Increase in prepaid expenses	(3,392)	(3,392)	
Decrease in accounts payable	(15,026)	(15,026)	
Taxable income	$ 50,132	$ 48,508	
Income tax thereon – current	$ 4,432	$ 7,276	$ 11,708
Deferred income tax provision	3,297	5,343	8,640
Total income tax expense, including deferred	$ 7,729	$ 12,619	$ 20,348

6. Common Stock

The Company has two classes of common stock. Class A shareholders (one) are entitled to vote for two directors and Class B shareholders (currently, 6) are entitled to vote for two directors.

In 2011, one shareholder sold their shares back to the company.

7. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan is holding $17,314 as a deposit for unpaid security transactions.

8. Subsequent Events

Management has evaluated subsequent events through June 22, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

OAK TREE SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
April 30, 2011

Shareholders' equity	$ 148,830
Assets not allowed for net capital purposes:	
Receivables from reps	10,612
Other non-customer receivables	3,220
Prepaid expenses	3,392
Total unallowed assets	17,224
Less haircut on marketable securities:	
0.375% of $10,142 CD maturing in 7 months, haircut	38
Total reductions in net allowable assets	17,262
Net Capital	$ 131,568
Minimum net capital required (6 2/3% of $26,385 aggregate indebtedness or the minimum of $5,000)	$ 5,000
Net capital in excess of requirement	$ 126,568
Ratio of aggregate indebtedness ($26,385 to net capital of $131,568) (required to be less than 15 to 1)	0.20 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 15,477	$ 147,834	.10 to 1
Income taxes payable (audit adjustment)	10,908	(10,908)	
Increase in deferred taxes payable (audit adjustment)	-	(5,522)	
Decrease in haircut on CD	-	164	
Adjusted amounts above	26,385	131,568	0.20 to 1
Deferred taxes payable (excludable)	9,822		
Rounding	1		
Total liabilities per Statement of Financial Condition	$ 36,208		

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Oak Tree Securities, Inc.
Livermore, California

In planning and performing our audits of the financial statements and supplemental schedule of Oak Tree Securities, Inc. (the "Company"), for the year ended April 30, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control* deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders and management of the Company, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 22, 2011
Walnut Creek, CA